UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

FOR THE MONTH OF OCTOBER, 2009

COMMISSION FILE NUMBER:  001-34491

DRAGONWAVE INC.

(Translation of registrant’s name into English)

411 Legget Drive, Suite 600

Ottawa, Ontario, K2K 3C9

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☐Form 20-F ☒Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This Form 6-K is filed under the Securities Exchange Act of 1934, as amended, and is expressly incorporated by reference into the Form F-10 of the Registrant filed with the Securities and Exchange Commission on September 24, 2009, as amended (File No. 333-162115).

In connection with a public offering by DragonWave Inc. (the “Company”) consisting of 12,972,300 common shares (the “Offering” and such shares, the “Offered Shares”), as described in the Company’s registration statement on Form F-10 filed with the Securities and Exchange Commission (the “SEC”) on September 24, 2009, as amended (the “Registration Statement”) and prospectus filed with the SEC on October 15, 2009, the Company has agreed to reimburse the reasonable filing fees and other disbursements incurred by the underwriters of the Offering, as well as, reasonable costs and expenses of such underwriters relating to the presentations or meetings undertaken with the marketing of the offering and sale of the Offered Shares, up to a maximum amount of C$350,000 (exclusive of taxes and disbursements).  The underwriters have agreed to waive reimbursement of all underwriters' attorney's fees (excluding fees relating to the FINRA application in connection with the Offering).  Pursuant to the Registration Statement, the contents of this Form 6-K are incorporated by reference into the Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAGONWAVE INC.
(Registrant)

By:	/s/ Russell Frederick
Name:	Russell Frederick
Title:	Chief Financial Officer

Date: October 19, 2009